April 20, 2005

George F. Ohsiek, Jr.

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	SuperiorUniform Group, Inc. Form 10-K for the Year Ended December 31, 2004 Commission File No. 1-5869-1

Dear Mr. Ohsiek:

I am in receipt of your comment letter dated April 6, 2005, addressed to Andrew D. Demott, Jr., Chief Financial Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”) in which you requested certain supplemental information regarding the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements of the above-referenced document for Superior. For your convenience, I have numbered the responses to correspond to the comment number as outlined in your letter. For those items indicating that we will provide the requested disclosure in the future, we will begin including these disclosures in our 10-Q for the quarter ended March 31, 2005 or in our 10-K for the year ended December 31, 2005, as appropriate. As you requested, this response is being submitted in electronic form on EDGAR.

Response 1.

The Company duly notes and acknowledges this comment.

Response 2.

We will provide the requested information in future filings where more than one item contributes to a material change in financial statement line items.

Response 3.

Other Assets consists primarily of the following items:

a.	Cash Surrender Value of Life Insurance $4.2 million
b.	Prepaid pension benefit costs $2.9 million

We have included these items in investing activities in the statement of cash flows as discussed in FASB 95 “Statement of Cash Flows” based upon the fact that the funds expended for these items are to ultimately acquire debt and equity instruments of other entities.

George F. Ohsiek, Jr.

Division of Corporation Finance

U. S. Securities and Exchange Commission

We have provided separate disclosure of any items that exceed the 5% of total assets threshold. No items within the other assets caption exceed this 5% threshold.

We will provide the requested disclosure in M,D&A in future filings.

Response 4.

We currently include all costs associated with manufacturing or acquiring finished goods in cost of goods sold including, the following major categories:

a.	Raw materials
b.	Direct and indirect labor for the manufacturing process
c.	Manufacturing facility costs and related overhead expenses
d.	Inbound freight, receiving and inspection costs
e.	Internal transfer costs
f.	Purchasing department
g.	Outbound freight

Selling and administrative expenses include all other operating types of expenses including the following items related to the distribution of products:

a.	Warehouse space and overhead other than manufacturing locations, receiving and inspection departments
b.	Shipping and distribution payroll and payroll related expenses

We will provide the requested disclosures in future filings.

Response 5.

The Company has very limited involvement with advertising expense. Total advertising costs for 2004, 2003 and 2002 were approximately $160,000, $145,000, and $ 135,000, respectively. The Company expenses advertising costs as incurred. We will provide the requested disclosure in future filings.

Response 6.

Approximately 95% of the Company’s revenues come from sales of uniforms and career apparel that are the primary products sold under each of the Company’s brands of any significance. These products are generally of a similar nature and the same products may be sold to a variety of customers in different markets. We believe that 95% of our product revenue comes from products of a very similar nature and as such; we do not believe the standard calls for further breakdown of revenues of our products.

Response 7.

The Company records revenue as products are shipped and title passes. We will revise the disclosure as requested in future filings.

George F. Ohsiek, Jr.

Division of Corporation Finance

U. S. Securities and Exchange Commission

Response 8.

The Company records a provision for estimated returns and allowances based upon product shipments each quarter compared to historical experience and current allowance programs. We will provide the requested disclosure in the footnotes to our financial statements in future filings.

Response 9.

We will provide the requested disclosure in future filings.

Response 10.

The Company has never issued cash to an employee to settle an outstanding stock option. The Company did acquire 13,250 combined shares of common stock acquired by its chairman and chief financial officer during 2004. The shares were acquired by the officers by option exercise on November 1, 2004 and were reacquired by the Company on November 8, 2004. This is the only transaction of this nature that the Company has ever entered into. The total compensation expense associated with this transaction was approximately $70,000.

Response 11.

We will provide the following additional disclosure in future filings as requested:

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

George F. Ohsiek, Jr.

Division of Corporation Finance

U. S. Securities and Exchange Commission

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,

SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.

Andrew D. Demott, Jr.

Sr. Vice President & CFO

AD/jp

4